EXHIBIT 99.2

AMERICAN GOLDRUSH CORPORATION

Suite 708, 1155 West Pender Street

Vancouver, BC

V6E 2P4

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the Annual and Special Meeting of Shareholders of American Goldrush Corporation, (the “Company”) will be held at Suite 1200 - 750 West Pender Street, Vancouver, British Columbia, on:

Thursday, June 16, 2005

at the hour of 10:00 o’clock in the forenoon (Vancouver time) for the following purposes:

1.	to receive the financial statements of the Company for its fiscal year ended December 31, 2004 and the report of the Auditors thereon;

2.	to elect Directors;

3.	to appoint BDO Dunwoody LLP, Chartered Accountants, as auditors and to authorize the Directors to fix their remuneration;
4.	to approve the 2005 stock option plan; and

5.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

Accompanying this Notice are an Information Circular and Proxy.

A member entitled to vote at the Meeting is entitled to appoint a proxyholder to attend and vote in his stead. If you are unable to attend the Meeting, or any adjournment thereof, in person, please date, execute, and return the enclosed form of proxy in accordance with the instructions set out in the notes to the proxy and any accompanying information from your intermediary.

DATED at Vancouver, British Columbia, this 25th day of May, 2005.

ON BEHALF OF THE BOARD OF DIRECTORS

“Ronald Blomkamp”

PRESIDENT